Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com FIRM / AFFILIATE OFFICES
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United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Blaise Rhodes
Adam Phippen
Taylor Beech
Erin Jaskot

Re:	Airbnb, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted on September 30, 2020
CIK No. 0001559720

Ladies and Gentlemen:

On behalf of our client, Airbnb, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 2”) pursuant to 17 C.F.R. § 200.83 (the “Rule 83”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis pursuant to Rule 83 on August 19, 2020 (the “Draft Submission”), as amended by Amendment No. 1 to the Draft Submission submitted on September 30, 2020 (“Amendment No. 1”). Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on October 16, 2020 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

October 26, 2020

Amendment No. 1 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sales and Marketing, page 136

1.

In response to comment 16 you disclose that sales and marketing expenses will decline as a percentage of revenue relative to 2019. Given the substantial increase in sales and marketing expense in 2019, please provide further context for the anticipated decline in marketing expense, including your expectations for such expenses in the near-term. In addition, on page 172, you state that you expect to shift your marketing mix to invest more in brand marketing and less in performance marketing, as compared to 2019. Please address, to the extent practicable, the impact you expect this shift to have on your overall sales and marketing expenses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 190 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 149

2.

We reviewed your disclosure on page 154 made in response to comment 20. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting unit is at risk of failing step one of the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and are not at risk of failing step one. If your reporting unit is at risk of failing step one, you should disclose:

•	The percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•	The amount of goodwill;

•	A detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of SEC Release No. 34-48960.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it assigns goodwill to its single reporting unit. The Company considered the following guidance in determining the reporting unit level to use for testing goodwill impairment.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

October 26, 2020

ASC 350-20-35-1 states, in part, that “goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit.” The Codification defines a reporting unit as “an operating segment or one level below an operating segment (also known as a component).” Paragraphs 35-34 states, in part, that “a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”

The Company supplementally advises the Staff that as of December 31, 2019, the period of its last annual goodwill impairment test, the fair value of its single reporting unit was substantially in excess of the carrying value of the reporting unit. Additionally, in consideration of the COVID-19 pandemic and resulting significant reduction in revenue during the second quarter of 2020, the Company reevaluated whether it was more likely than not that the carrying value of the Company’s single reporting unit was greater than the fair value. Based on the analysis performed, the Company concluded that the fair value of its reporting unit remained substantially in excess of the carrying value of the reporting unit.

The Company’s valuation methodology for assessing impairment requires management to make significant judgments and estimates based on a number of factors including industry experience and the economic environment. The Company also relies heavily on projections of future operating results and associated cash flows. However, if there are material prolonged declines to the Company’s estimates and assumptions, particularly in the expected growth rates and profitability embedded in the Company’s cash flow projections, there is the potential for a partial or total goodwill impairment.

In response to the Staff’s comment, the Company has revised the disclosure on page 162 of Amendment No. 2.

Our Marketing, page 172

3.

Your response to comment 22 states that you expect your change in marketing mix will result in a shift in visitor mix from paid to unpaid channels, but you intend to maintain or grow total visitor levels despite the change. Please include similar disclosure in your prospectus. In your disclosure, please explain why you believe that you can maintain or increase platform traffic while decreasing performance marketing spend, given that 23% of traffic to your platform came from paid performance marketing channels in the year ended December 31, 2019.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 190 and 191 of Amendment No. 2.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

October 26, 2020

Compensation Discussion and Analysis

Elements of Our Executive Compensation Program, page 194

4.

We note your revisions in response to comment 24 that “[t]he performance metrics, goals and corresponding weightings for each performance period were established at the beginning of such performance period based on our management’s and our board of directors’ assessment of our strategic priorities and their relative importance for such performance period, taking into account relevant factors at the time, including then- current company strategy, performance and business environment.” To provide additional context for investors, please discuss in greater detail the reasons for the changes to the weightings of each Company Priority from the first half 2019 performance period to the second half 2019 performance period or tell us where you have included such information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 230 and 231 of Amendment No. 2.

* * *

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

October 26, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese of LATHAM & WATKINS LLP

cc:

(via email)

Rich Baer, Chief Legal Officer, Airbnb, Inc.

Dave Stephenson, Chief Financial Officer, Airbnb, Inc.

David Bernstein, Chief Accounting Officer, Airbnb, Inc.

Anthony J. Richmond, Latham & Watkins LLP

Kathleen M. Wells, Latham & Watkins LLP

Kevin P. Kennedy, Simpson Thacher & Bartlett LLP